Ratio of Earnings to Fixed Charges
(In thousands)

Earnings, as defined:	2004	2003	2002	2001	2000

Net income before extraordinary item and
cumulative effect of accounting change	$ 116,588	$ 121,152	$ 152,109	$ 220,124	$ 205,295
Income taxes	51,756	59,862	82,304	171,483	161,725
Equity in earnings of regional nuclear
generating and transmission companies	2,592	4,487	11,215	3,090	13,667
Fixed charges, as below	277,965	267,805	291,610	313,113	344,108
Interest capitalized (not including AFUDC)	(600)	(1,058)	(2,085)	(684)	(15)
Preferred dividend security requirements of
consolidated subsidiairies	(9,265)	(9,265)	(9,265)	(12,082)	(23,603)
Total earnings, as defined	$ 439,036	$ 442,983	$ 525,888	$ 695,044	$ 701,177

Fixed charges, as defined:

Interest on long-term debt	$ 139,853	$ 126,259	$ 134,471	$ 147,049	$ 200,696
Interest on rate reduction bonds	98,899	108,359	115,791	87,616	-
Other interest	14,762	11,740	20,249	44,993	98,605
Rental interest factor	7,433	4,833	3,200	15,483	11,874
Amortized premiums, discounts and
capitalized expenses related to indebtedness	7,153	6,291	6,549	5,206	9,315
Preferred dividend security requirements of
consolidated subsidiairies	9,265	9,265	9,265	12,082	23,603
Interest capitalized (not including AFUDC)	600	1,058	2,085	684	15
Total fixed charges, as defined	$ 277,965	$ 267,805	$ 291,610	$ 313,113	$ 344,108

Ratio of Earnings to Fixed Charges	1.58	1.65	1.80	2.22	2.04